SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Kellogg Company

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

487836108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 487836108	13G/A	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS Gordon Gund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,147,179
	6	SHARED VOTING POWER 20,207
	7	SOLE DISPOSITIVE POWER 48,853
	8	SHARED DISPOSITIVE POWER 20,207
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,167,386
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5%
12

TYPE OF REPORTING PERSON (See Instructions)

IN (The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or Section 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of all securities covered by this statement.)

CUSIP NO. 487836108	13G/A	Page 3 of 5 Pages

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G as originally filed by Gordon Gund on March 6, 2013 (the “Schedule 13G”). Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings ascribed to them in the Schedule 13G.

Item 1(a).	Name of Issuer:

Kellogg Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One Kellogg Square, P.O. Box 3599, Battle Creek, MI 49016-3599

Item 2(a).	Name of Person Filing:

Gordon Gund

Item 2(b)	Address of Principal Business Office:

14 Nassau Street, Princeton, NJ 08542-4523

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP No.:

487836108

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

The following information relates to Gordon Gund’s beneficial ownership and shared voting or dispositive authority over shares of Common Stock as of December 31, 2013.

(a)	Amount beneficially owned: 27,167,386.

(b)	Percent of class: 7.5%

(c)	Number of shares as to which Mr. Gund has:

(i)	Sole power to vote or to direct the vote: 27,147,179.

(ii)	Shared power to vote or to direct the vote: 20,207.

(iii)	Sole power to dispose or to direct the disposition of: 48,853.

(iv)	Shared power to dispose or to direct the disposition of: 20,207.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. Those persons whose interest relates to more than five percent of the class are:

KeyBank National Association, as trustee of certain trusts

CUSIP NO. 487836108	13G/A	Page 4 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

The filing of this statement should not be construed as an admission that the reporting person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

CUSIP NO. 487836108	13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2014

/s/ Gordon Gund
Name: Gordon Gund

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).